UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD DELHAIZE

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

On March 1, 2017 Koninklijke Ahold Delhaize N.V. published the announcement of its 2017 Annual General Meeting of Shareholders, which will be held on April 12, 2017 at 2:00 p.m., local time, at Theater Amsterdam, Danzigerkade 5, 1013 AP Amsterdam, Netherlands. Copies of the announcement and the other materials listed below, which were published with the announcement, are furnished as Exhibits to this Form 6-K.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Announcement of the 2017 Annual General Meeting of Shareholders of Koninklijke Ahold Delhaize N.V.

Exhibit 99.2	Agenda and explanatory notes to the agenda of the 2017 Annual General Meeting of Shareholders of Koninklijke Ahold Delhaize N.V.

Exhibit 99.3	Annual Report 2016

Exhibit 99.4	Supplementary report on Sustainable Retailing performance 2016

Exhibit 99.5	Form of Company Representative Proxy

Exhibit 99.6	Form of General Proxy

Exhibit 99.7	Form of Independent Third Party Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD DELHAIZE N.V.

Date: March 20, 2017	By:	/s/ Jeff Carr
Name: Jeff Carr
Title: EVP & CFO